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Exhibit 99.3




                                  COROMED, INC.
                           Rensselaer Technology Park
                                 185 Jordan Road
                            Troy, New York 12180-8343



                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                           TO BE HELD __________, 1997


To the stockholders of Coromed, Inc.

                  A Special Meeting (the "Special Meeting") of stockholders of Coromed, Inc. ("Coromed"), will be held on _________, 1997 at _________ local time at the ____________ located at ______________ for the following purposes:

                  1. To consider and vote upon the approval and adoption of an Agreement and Plan of Merger, dated as of January 27, 1997 (the "Merger Agreement"), pursuant to which Coromed Acquisition Corporation ("Merger Sub"), a wholly owned subsidiary of Omnicare, Inc. ("Omnicare"), will be merged with and into Coromed and Coromed will become a wholly owned subsidiary of Omnicare (the "Merger").
                           If the Merger is consummated, all holders of
                           the common stock, par value $.01 per share,
                           of Coromed ("Coromed Common Stock"), and of
                           options to acquire Coromed Common Stock
                           ("Coromed Options") will receive shares of
                           the common stock, par value $1.00 per share,
                           of Omnicare ("Omnicare Common Stock"), with
                           an aggregate total value equivalent to
                           $40,000,000.  The number of shares of
                           Omnicare Common Stock to be received for each share of Coromed Common Stock and Coromed Option will be determined through an exchange ratio calculated using the closing sale price of Omnicare Common Stock on each of the five consecutive trading days immediately preceding the second trading day prior to the closing date of the Merger ("Average Closing Price"), provided that in the event that the Average Closing Price per share of Omnicare Common Stock is $21-1/8 or lower, or 37-1/8 or higher, then for purposes of calculating the exchange ratio, the Average Closing Price will be deemed to be $21-1/8 or $37-1/8, as the case may be.
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                  2.       To transact such other business as may
                           properly come before the Special Meeting or any adjournments thereof.

                  Stockholders of record at the close of business on __________, 1997, are entitled to receive notice of, and to vote at, the Special Meeting and any adjournment thereof.

                  Holders of shares of Coromed Common Stock have the right to dissent from the Merger and demand appraisal of, and payment for, their shares of Coromed Common Stock by following the procedures set forth in Section 262 of the Delaware General Corporation Law, a copy of which is attached as Appendix C to, and summarized under "THE MERGER-Appraisal Rights" in, the accompanying Proxy Statement/Prospectus.

                  It is important that your shares be represented at the Special Meeting. Whether or not you plan to attend the Special Meeting, please sign, date and promptly mail the enclosed proxy in the envelope provided.

                                    By Order of the
                                            Board of Directors,




                                    Alice G. Fedory
                                    Secretary



Troy, New York

_____________, 1997